SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877 22nd Floor
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Porpiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter dated September 28, 2017 filed with the Comision Nacional de Valores and the Bolsas y Mercados Argentinos.

By letter dated September 28, 2017, the Company informed that its Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting, to be held on October 31, 2017, at 11:00 a.m., at Bolívar 108, 1st Floor, City of Buenos Aires, a venue other than its registered office.

In addition, notice is given that the following items, inter alia, will be dealt with in addition to those proper of the ordinary shareholders’ meeting regarding consideration of the balance sheet closed as of June 30, 2017:
-Treatment of amounts paid as personal asset tax levied on the shareholders.

-Payment of a cash dividend for up to $680,000,000 in addition to the interim dividends for $310,000,000 approved by the shareholders’ meeting dated April 5, 2017.

-Renewal of delegation of powers conferred to the Board of Directors in order to determine the time and currency of issuance and further terms and conditions governing the issue of notes under the US$ 500,000,000 Global Note Program currently in effect, as approved by the shareholders’ meetings dated October 31, 2011, March 26, 2015 and October 30, 2015. Renewal of delegation of powers conferred to the Board of Directors in order to implement the increase of its amount by an additional amount of US$ 100,000,000 as approved by the shareholders’ meeting dated October 30, 2015 and October 31, 2016.

-Ratification of delegation of powers conferred in connection with the capital increase and related matters resolved at the shareholders’ meeting dated June 26, 2017.

 -Consideration of amendment to article sixteen of the Bylaws regarding the quorum required to hold Board meetings with Directors present by remote communication means.

The notice of call to the General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 31, 2017, at 11:00 a.m., at Bolivar 108 1st Floor, City of Buenos Aires, a venue other than its registered office, is transcribed below:

IRSA PROPIEDADES COMERCIALES S.A.
Authorized by Decree of the Executive Branch dated August 29, 1889, registered under No. 126, page 268 special book IV, and registered with the Public Register of Commerce of the City of Buenos Aires (harmonization with Law 19,550) on February 27, 1976, under No. 323, page 6, book 85, volume A of domestic corporations, hereby calls its Shareholders to a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 31, 2017, at 11:00 a.m., at Bolívar 108, 1st Floor, City of Buenos Aires, a venue other than its registered office, to deal with the following agenda:
1)
APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETINGS’ MINUTES.
2)
CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF THE ARGENTINE GENERAL COMPANIES LAW No. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
3)
TREATMENT AND ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2017 FOR $3,260,477,816. CONSIDERATION OF PAYMENT OF A CASH DIVIDEND FOR UP TO $680,000,000 IN ADDITION TO THE INTERIM DIVIDENDS FOR $310,000,000 APPROVED BY THE SHAREHOLDERS’ MEETING DATED APRIL 5, 2017.
4)
RECLASSIFICATION OF RESERVE FOR FUTURE DIVIDENDS AS RESERVE FOR NEW PROJECTS FOR $356,598,237.
5)
CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
6)
CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
7)
CONSIDERATION OF COMPENSATION FOR $125,810,416 PAYABLE TO THE BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
8)
CONSIDERATION OF COMPENSATION FOR $600,000 PAYABLE TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
9)
APPOINTMENT OF REGULAR AND ALTERNATE BOARD MEMBERS FOR THE STATUTORY TERM IN ORDER TO IMPLEMENT THE ELECTION BY THIRDS.
10)
APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
11)
APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR.
12)
DETERMINATION OF COMPENSATION FOR $15,627,686 PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2017.
13)
TREATMENT OF AMOUNTS PAID AS PERSONAL ASSET TAX LEVIED ON THE SHAREHOLDERS.
14)
RENEWAL OF DELEGATION OF POWERS CONFERRED TO THE BOARD OF DIRECTORS IN ORDER TO DETERMINE THE TIME AND CURRENCY OF ISSUANCE AND FURTHER TERMS AND CONDITIONS GOVERNING THE ISSUE OF NOTES UNDER THE US$ 500,000,000 GLOBAL NOTE PROGRAM CURRENTLY IN EFFECT, AS APPROVED BY THE SHAREHOLDERS’ MEETINGS DATED OCTOBER 31, 2011, MARCH 26, 2015 AND OCTOBER 30, 2015. RENEWAL OF DELEGATION OF POWERS CONFERRED TO THE BOARD OF DIRECTORS IN ORDER TO IMPLEMENT THE INCREASE OF ITS AMOUNT BY AN ADDITIONAL AMOUNT OF US$100,000,000 AS APPROVED BY THE SHAREHOLDERS’ MEETING DATED OCTOBER 30, 2015 AND OCTOBER 31, 2016.
15)
RATIFICATION OF DELEGATION OF POWERS CONFERRED IN CONNECTION WITH THE CAPITAL INCREASE AND RELATED MATTERS RESOLVED AT THE SHAREHOLDERS’ MEETING DATED JUNE 26, 2017.
16)
CONSIDERATION OF AMENDMENT TO ARTICLE SIXTEEN OF THE BYLAWS REGARDING THE QUORUM REQUIRED TO HOLD BOARD MEETINGS WITH DIRECTORS PRESENT BY REMOTE COMMUNICATION MEANS.
17)
AUTHORIZATIONS FOR CARRYING OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE ARGENTINE SUPERINTENDENCY OF CORPORATIONS.

Note: The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA which should be submitted for deposit at Florida 537 Floor 18, City of Buenos Aires from 10:00 am to 4:00 pm no later than October 25, 2017. An acknowledgement of admission to the Shareholders’ Meeting shall be furnished. Upon dealing with items 13, 14, 15 and 16, the Shareholders’ Meeting will qualify as an extraordinary meeting and a 60% quorum will be required. Pursuant to Section 22, Chapter II, Title II of the CNV Rules (2013 revision) upon registration for attending the meeting, the shareholders shall provide the following data: first and last name or full corporate name; identity document type and number in the case of physical persons, or registration data in the case of artificial persons, specifying the Register where they are registered and their jurisdiction and domicile, and indicating their nature. Identical data shall be furnished by each person who attends the Shareholders’ Meeting as representative of any shareholder, including their capacity. Pursuant to the provisions of Section 24, 25 and 26, Chapter II, Title II of the CNV Rules (RG 687 revision) shareholders who are artificial persons or other legal vehicles shall identify their final beneficial holders by providing their full name, nationality, place of residence, date of birth, identity document or passport, taxpayer registration number (CUIT), employee registration number (CUIL), or other form of tax identification, and profession. In the case of artificial persons organized abroad, the instrument evidencing their registration pursuant to Sections 118 or 123 of Law No. 19,550, as applicable, shall be filed in order to attend the meeting. The representation shall be exercised by the legal representative registered in the applicable Public Register or a duly appointed agent. If any equity interests are held by a trust or similar vehicle, a certificate shall be filed identifying the trust business giving rise to the transfer, including full name or corporate name, domicile or establishment, identity document or passport number or data evidencing registration, authorization or incorporation of the trustor(s), trustee(s) or persons in equivalent capacities, and residual beneficiaries and/or beneficiaries or persons in equivalent capacities, according to the legal system that governed the act, agreement and/or evidence of registration of the agreement with the public Register of Commerce, as applicable. If the equity interests are held by a foundation or similar vehicle, whether public or private, the same data as those mentioned in the previous paragraph shall be included with respect to the founder or, if different, the person who made the contribution or transfer to such estate. The representation shall be exercised by the person who manages the estate, in the case of a trust or similar vehicle, and the person exercising the legal representation in the other cases, or a duly appointed agent. Eduardo Sergio Elsztain. Chairman.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 28, 2017